Exhibit 12.2

GOODRICH PETROLEUM CORPORATION

RATIO OF EARNINGS TO FIXED CHARGES AND PREFERENCE SECURITIES DIVIDENDS

(In Thousands, Except Ratios)

	Year ended December 31,
	2008	2007	2006	2005	2004
Earnings:
Income (loss) from continuing operations before income taxes	$183,296	$(53,468)	$14,419	$(37,554)	$(3,606)
Plus: fixed charges	25,165	21,173	17,100	3,521	2,084
Preference securities dividends	(9,303)	(9,303)	(9,255)	(1,162)	(974)

Earnings available for fixed charges	$199,158	$(41,598)	$22,264	$(35,195)	$(2,496)

Fixed Charges:
Interest expense	$15,862	$11,870	$7,845	$2,359	$1,110
Preference securities dividends	9,303	9,303	9,255	1,162	974

Total fixed charges	$25,165	$21,173	$17,100	$3,521	$2,084

Ratio of Earnings to Fixed Charges and
Preference Securities Dividends	7.91	(a )	1.30	(b )	(c )

(a)	Earnings for the year ended December 31, 2007 were inadequate to cover fixed charges and preference securities dividends. The coverage deficiency was $62.8 million.

(b)	Earnings for the year ended December 31, 2005 were inadequate to cover fixed charges and preference securities dividends. The coverage deficiency was $38.7 million.

(c)	Earnings for the year ended December 31, 2004 were inadequate to cover fixed charges and preference securities dividends. The coverage deficiency was $4.6 million.